UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☑	Merger

☐	Liquidation

☐	Abandonment of Registration (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:

Allianz RCM Global EcoTrendsSM Fund (the “Fund”)

3.	Securities and Exchange Commission File No. 811-21975

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1345 Avenue of the Americas New York, NY 10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Angela Borreggine	George Raine, Esq.
Vice President and Legal Counsel	Ropes & Gray
1345 Avenue of the Americas	One International Place
New York, NY 10105	Boston, MA 02110
(212) 739-3213	(617) 951-7556
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Allianz Global Investors Fund Management LLC	State Street Bank & Trust Co.
1345 Avenue of the Americas	801 Pennsylvania Avenue
New York, NY 10105	Kansas City, MO 64105
(212) 739-3369	(816) 871-4100
(Fund’s Investment Manager)

PNC Global Investment Servicing
P.O. Box 43027
Providence, RI 02940
(800) 331-1710
(Fund’s Transfer Agent)
8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☑ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated.

Investment Manager Allianz Global Investors Fund Management LLC 1345 Avenue of the Americas New York, NY 10105

Sub-Advisers RCM Capital Management LLC 4 Embarcadero Center San Francisco, CA 94111

Allianz Global Investors Advisory GmbH Mainzer Landstrasse 11-13 Frankfurt-am-Main, Germany

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Allianz Global Investors Distributors LLC 1345 Avenue of the Americas New York, NY 10105

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):	Not applicable

(b) Trustee’s name(s) and address(es):	Not applicable
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the board vote took place:

March 12, 2008

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in the Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the shareholder vote took place:

August 20, 2008

If No, explain:
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

September 2, 2008

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?

☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities?

☐ Yes ☑ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed? ☐

(b)	Describe the relationship of each remaining shareholder to the fund: ☐
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: Approximately $191,669

(ii) Accounting expenses: Approximately $16,000

(iii) Other expenses (list and identify separately):

Printing: Approximately $34,330
Postage: Approximately $17,881
Solicitation and Service Fees: Approximately $40,845

(iv) Total expenses (sum of lines (i)-(iii) above): Approximately $300,725

	(b)	How were those expenses allocated?

To the Investment Manager, Allianz Global Investors Fund Management LLC (“AGIFM”)

	(c)	Who paid those expenses?

The Investment Manager (AGIFM)

	(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Allianz RCM Global EcoTrendsSM Fund, a series of Allianz Funds Multi-Strategy Trust
(b)	State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act Registration No. 811-22167

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 333-150031; Registration Statement on Form N-14 filed on April 1, 2008.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Allianz RCM Global EcoTrendsSM Fund, (ii) he is President and Chief Executive Officer of Allianz RCM Global EcoTrendsSM Fund, a Massachusetts Business Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Brian S. Shlissel
Brian S. Shlissel
President and Chief Executive Officer